EXHIBIT 12
J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(Unaudited)

	53 Weeks	52 Weeks	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	2/3/07	1/28/06	1/29/05	1/31/04	1/25/03
Income from continuing operations before income taxes	$1,792	$1,444	$1,005	$539	$412

Plus: fixed charges
Interest expense, net	130	169	223	247	212
Add back: interest income included in net interest	135	111	63	30	41
Bond premiums and unamortized costs	—	18	47	—	—
Estimated interest within rental expense	70	65	55	54	66
Capitalized interest	5	2	1	—	—
Preferred stock dividend requirement	—	—	18	37	39

Total fixed charges	340	365	407	368	358
Less: capitalized interest	(5)	(2)	(1)	—	—
Less: preferred stock dividend requirement	—	—	(18)	(37)	(39)

Total earnings available for fixed charges	$2,127	$1,807	$1,393	$870	$731

Ratio of available income to fixed charges and preferred stock dividends	6.3	5.0	3.4	2.4	2.0